02041760

Forest Laboratories, Inc.



PROCESSED
JUL 1 2 2002
THOMSON
FINANCIAL

2002 Annual Report

Year Ended March 31, 2002



The cover represents the molecular structure of citalopram (Celexa) and escitalopram (Lexapro). Citalopram is a drug that is comprised of two mirror image stereoisomers. Studies have shown that the antidepressant effect of the drug is due to the S-stereoisomer with no therapeutic activity due to the R-stereoisomer which in fact, inhibits the therapeutic activity of the S-stereoisomer. The isolated S-stereoisomer, or escitalopram, is therefore more potent and more selective than citalopram itself.

Forest Laboratories develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system (CNS) disorders, hypertension and pulmonary disorders. Forest is currently developing additional compounds in these areas as well as in pain management and gastrointestinal disorders. Forest's principal marketed products include Celexa™, a selective serotonin reuptake inhibitor (SSRI) for the treatment of depression; Tiazac®, a once-daily calcium channel blocker for treating hypertension and angina; Benicar™, an angiotensin receptor blocker (ARB) for the treatment of hypertension; Aerobid®, a metered dose inhaler for treating asthma; and Infasurf®, a lung surfactant to treat respiratory distress in infants.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol – FRX.

*Benicar is a registered trademark of Sankyo Pharma.

Financial Highlights

Fiscal Years Ended March 31,	2002	2001
(In thousands, except per share data)		
Net revenues	**$1,601,824**	$1,205,174
Income before income taxes	**470,178**	298,727
Income taxes	**132,224**	83,631
Net income	**337,954**	215,096
Earnings per common and common equivalent share – diluted	**$1.82**	$1.18
Weighted average number of common and common equivalent shares outstanding – diluted	**185,242**	182,984

Net Revenues
(In thousands)



$2,000,000
1,500,000
1,000,000
500,000
0
98 99 00 01 02

Net Income
(In thousands)



$350,000
262,500
175,000
87,500
0
98 99 00 01 02

Research and Development
(In thousands)



$200,000
150,000
100,000
50,000
0
98* 99 00 01 02

Shareholders' Equity
(In thousands)



$2,000,000
1,500,000
1,000,000
500,000
0
98 99 00 01 02

* *Includes $32,250 paid in connection with a licensing agreement for certain products in early stages of development.*

I think the first subject a company's report to shareholders these days should deal with is integrity in business. Management obviously needs wide discretion in running a business, because it is most familiar with the vast amount of information that goes into making daily business decisions. But there can be little leeway when it comes to integrity in dealing with investors and employees. Management, even at its best, makes its full share of mistakes, and sometimes investors will lose money or employees lose their jobs because of management errors. But whatever the tolerable range is for quality of management performance, there is no latitude that permits compromising integrity.

Letter to Our Shareholders



Just recently I discussed this subject with over 2,000 of our employees at our launch meeting for Lexapro™, and I would like to repeat for shareholders part of what I told them.

"Business in the United States operates under an economic system, called the capitalist system or the free market system. It is the system which, on the one hand, has produced vast wealth and prosperity for our country, surpassing all other systems and other countries in history. It has also facilitated abuses that recently reached their nadir in the Enron disaster. That event, in turn, illuminated abuses more pervasive than just that one company – abuses practiced by many companies, sometimes facilitated by their accountants, lawyers and bankers – abuses like earnings distortions, and claiming assets that do not exist and hiding liabilities that do exist – abuses perhaps not as great in scale or ingenuity as Enron, but abuses nevertheless that have harmed investors, employees and the public, and in some cases irreparably harmed them. Curbing those abuses may require some institutional or regulatory changes. But it will also require renewed individual commitment to basic ethical standards.

The Enron affair illustrates how important it is, and how difficult it is, even in an advanced political and economic system such as ours, to control greed that is ingenious enough and that takes no account of any responsibility to anyone else.

Of course, we know that egotism and self-interest are part of the formula we are all made of, and those instincts undoubtedly are in part responsible for the

survival of the human species through the rigors of natural selection. But it is also true that civilization – that prized and glorious achievement that enables us to live peacefully in vast communities – is founded on the systematic control of our more animalistic instincts.

And that control is formalized in our laws, as well as in the habits of mutuality and in the virtues that our parents, our religions and our own experiences have taught us. We have learned that it works better for all of us when we live by the community's rules. We are free to try to change them, but as long as they are there they define the ethical behavior the community expects and we have to live by them.

Whatever the tolerable range is for quality of management performance, there is no latitude that permits compromising integrity.

But laws and accounting rules are really crude, simplified generalizations to deal with complex systems, and either we enter into their spirit if we are essentially civilized, or try to twist our way around them if we are essentially uncivilized. Most of us stay well within the boundaries, either because of caution or conscience. And we have learned, or should have, that pushing against the boundaries is dangerous business, because sometimes if what you are doing is essentially antisocial, even though it looks technically legal, the boundary can move and ensnare you. And that is what is happening today to some managements and their professionals and bankers who pushed too hard against the law's intent.

And therefore, you should know that at Forest we stay safely within the boundaries. We believe – and have proven – that you can develop a successful business and stay within the boundaries of law and ethical behavior. That doesn't mean we don't pursue our own self-interest, because of course we do, and it is perfectly right that we should. There is nothing wrong with the profit motive; we pursue it aggressively, and enjoy its rewards. But there is ample room within legal boundaries for profit – even for high profit margins – so long as we are law abiding and responsible to each other.

The problem sometimes starts with the shorthand that Wall Street uses to evaluate public companies, which places pressure on managements to squeeze into that shorthand or risk the analysts' wrath. The passion to please Wall Street and the formulaic way analysts are programmed can sometimes seduce managements to compromise candor. But clearly the egregious cases that are being identified these days are not just bending a little to accommodate an imperfect standard; they were specifically designed to distort the operating activity and value of the company."

The second subject a pharmaceutical company report this year should deal with is healthcare in America. The beginning of wisdom on that subject is to accept that healthcare in the United States is going to cost more and more, and that this is wonderful, because it is the result of major advances in the understanding of human biology and chemistry, in diagnostic and surgical procedures, in medical treatments, and in the development of new and better drugs. All these together have achieved benefits undreamed of as recently as a few decades ago.

And because of all these achievements, human longevity is prolonged and will be prolonged more and more in the future, with the result that more and more older people will require more and more medical care, including drugs, to remain healthy and to have quality of life.

As for the drug part of the equation, the human body, after all, is an infinitely complex chemical apparatus, and drugs are chemicals that can affect that chemistry. If we knew enough we could make a human being out of chemicals. But the body's chemistry is shrouded in secrecy and we have, at best, unraveled only the tiniest part and probably will never unmask all or even most of it. It takes vast resources and brilliant and tedious efforts to discover how to beneficially affect even the smallest part of our elaborate machinery.

Once we accept and understand the health bounty that is increasingly available, and once we realize that we, the American people, want to enjoy its fruits, we have to accept that it must cost more. We must realistically be prepared to devote more and more of our national wealth to the enlargement of healthcare benefits. We have to pay doctors more, not less, and hospitals more, not less, and reward pharmaceutical development where appropriate. Short of the national defense of our free, democratic society, there is no need deserving greater revenue commitment than our health. And, of course, the government has to provide for the cost of medical care where individuals are not otherwise provided for, which means that all the rest of us have to contribute our share. If we scrimp on physician and hospital and drug reimbursement we will impair or deny the medical care every American should be receiving. The politicians who keep inveighing against rising healthcare costs are flying in the face of the increased need and increased opportunity.

Regarding the role of pharmaceutical companies in healthcare, it simply has to be recognized that what we produce is more beneficial by far for the American people than any other industry. We prolong life; we reduce pain; ultimately we facilitate happiness that otherwise would be unattainable. But it is not easy. It is highly risky, vastly expensive, and it requires scientists with years of training and brilliant insight, and the commitment of enormous resources for years before even the prospect of an adequate return. When, after all that effort and time and risk and cost, it is finally well done, the reward is a higher profit margin than a supermarket that anyone could open tomorrow. That is because pharmaceutical creativity is protected for a finite period by our patent system without which those prodigious efforts would not occur at all. That brief exclusivity is compensation for the benefits achieved and the risk and cost incurred to achieve them.

Of course there are overreaching business practices that some pharmaceutical companies sometimes utilize, such as selling too hard, charging too much, or taking advantage of consumer ignorance with overstated direct-to-consumer advertising. And, of course, it is appropriate to criticize, and in a proper case, to take action against such excesses but, at the same time, to realize that all

businesses have comparable excesses. And maybe that is the way our economic system works because it is managed by a flawed species and not by saints – or, as Winston Churchill said about democracy, it is the worst form of government except for all the others. As an industry, we are no worse than any other industry, including the media themselves, which sometimes feast on the pharmaceutical industry if that flavor sells. In fact, we are probably more benign than many others because our business practices – our claims and our marketing – are so closely regulated by the government unlike most other businesses, including the media which has a constitutional amendment to protect it.

So far as Forest is concerned, this last year again has been our best ever, principally due to the blockbuster success of Celexa™, which achieved sales of $1,100,000,000 for the year, and sales of $313,000,000 in our fourth quarter. Celexa's market share had the greatest growth in the category last year increasing from 14.2% to 17.0%. And the entire category continues to grow at 15% per annum. Total sales of Celexa therefore grew last year by 52.3% over the prior year, and the product has years before it faces generic competition. And yet, in fiscal 2003, we are going to stop promoting it. And the reason is that we have a much better product, Lexapro, which we expect will increase our total overall market share of the SSRI market even more. In fact, Lexapro has the potential – based on its product virtues – to become the leading antidepressant in the U.S. market.

We will shortly be launching Lexapro, the S-enantiomer of Celexa. Some drugs are racemates, meaning that they are made up of two enantiomers which are mirror images of each other, like a left and right hand. For many purposes, the differences between left and right may not be important. But left handed batters and golfers and dentists have to stand in a different place and use different instruments. For receptor binding, a left or right configuration can make a vast difference in how and whether a molecule binds to receptors on the surface of a cell.

Whether that difference in receptor binding has a therapeutic significance varies, and the only way to find out is to test it. In the case of Celexa, the S-enantiomer has all the effect of inhibiting the reuptake of serotonin back into the neuron, and the R-enantiomer has none of that effect. It is believed that the R-enantiomer interferes with the action of the S-enantiomer at the receptors that the S-enantiomer has to bind to in order to exert its therapeutic effect, thereby inhibiting the clinical benefit the S-enantiomer could confer if the R-enantiomer were not present. The R-enantiomer also binds to other receptors that the S-enantiomer does not bind to or bind with the same avidity which do not contribute to the therapeutic effect of Celexa and may account for the reduced side effects found with Lexapro. The end result is that 10 mg. of the S-enantiomer – Lexapro – has been shown to be as effective as 40 mg. of the racemate – Celexa – and to have less of certain side effects. We believe Lexapro is the most effective SSRI, the most consistent rapidly acting, best tolerated and with the lowest proven therapeutic dose, and therefore a significant step forward in the treatment of depression. In clinical studies

Once we accept and understand the health bounty that is increasingly available, and once we realize that we, the American people, want to enjoy its fruits, we have to accept that it must cost more.

We believe Lexapro is the most effective SSRI, the most consistent rapidly acting, best tolerated and with the lowest proven therapeutic dose.

Lexapro has consistently demonstrated separation from placebo as early as one week, significantly sooner than other drugs in the category. Following the expected launch of Lexapro for the treatment of depression, we plan to file NDA's for additional clinical indications for Lexapro. At present, we and our partner, H. Lundbeck, have completed positive placebo-controlled studies in general anxiety disorder, panic disorder and social phobia. Additional studies are currently underway to support future NDA submissions for these indications.

The central nervous system is an area in which we have become much adept, and our next major entry may be memantine, for Alzheimer's Disease – unfortunately not a cure, but a product that can usefully ameliorate the symptoms of that terrible disease for some significant period of time. It is an NMDA antagonist, represents a completely new mode of action in dealing with Alzheimer's Disease and it has an excellent safety and tolerability profile. We will shortly be filing the NDA for memantine with two pivotal studies, one of which we believe meets the FDA's standards, and one of which, performed in Europe, does not have an endpoint traditionally required by the FDA. We do not know whether the FDA will accept that study, or whether it will seek advice from an Advisory Committee, or whether, because of that study, it will not accept our filing for review. The FDA will make that decision after we file the NDA. In the meantime, we are conducting four additional studies, any one of which could be a pivotal study, and the earliest of which could be submitted in early 2003. Memantine has just recently been approved in Europe for Alzheimer's Disease. We believe memantine will be approved in the U.S. and become a major product for Forest. It appears that it can be used with or without the cholinesterase inhibitors, the only other products presently approved for Alzheimer's Disease.

Another principal area in which we are particularly experienced is the cardiovascular area. We have successfully marketed Tiazac®, a diltiazem calcium channel blocker, for several years and last year Tiazac sales reached $195,000,000. It appears likely that a generic for Tiazac may gain FDA approval this year, in which case we will also be marketing our own generic through our Inwood subsidiary. However, we have two other major cardiovascular products, one that we have just commenced marketing and one that we expect to be marketing next year. The first is Benicar™, an angiotensin receptor blocker for hypertension. Benicar was developed by Sankyo, and is being marketed jointly by Sankyo and Forest in the United States. The second product is lercanidipine, a new type of dihydropyridine calcium channel blocker also for hypertension, which was submitted to the FDA last October, and which we expect to be launched next spring. Both products have strong competitive advantages in their respective categories and we expect will achieve significant sales.

Hypertension is an increasingly major disease in the U.S. People are living longer, and research confirms the desirability of maintaining lower blood pressure. It is also increasingly clear that blood pressure is controlled by a number of biological factors, and that therefore therapy with multiple drugs targeting different mechanisms is often necessary to achieve the desired treatment objectives which may not be achieved by only one category of drugs. It is therefore pertinent and valuable for Forest to be able to market two superior products with different modes of action, each of which can be administered separately, but when appropriate, can also be administered together. Forest is therefore exploring combining products with different mechanisms in one dosage form, and has rights to combinations being developed by its partners.

Also to be launched next year is acamprosate, for alcohol addiction, a drug licensed from Lipha, the French subsidiary of Merck KGaA, for which the New Drug Application has already been filed by Lipha, and which was reviewed by an FDA Advisory Committee meeting last month which determined that the drug was effective for the treatment of certain alcoholic patients. The drug will help people who want to control their alcoholism to reduce their craving for alcohol. The need is certainly enormous with estimates of fifteen to twenty million people in the United States who have alcohol addiction problems. The marketing of acamprosate will present novel challenges and require novel marketing technology. We are looking forward to introducing this unusual product and the large benefits it may confer on many people. In addition, our greatly improved flunisolide product for asthma, and our combination oxycodone and ibuprofen product for pain are both at the FDA and each has significant additional profit potential for us.

These are the most current products in our pipeline. We have several more products in development. Dexloxiglumide, in Phase III, is being developed for irritable bowel syndrome. Memantine, for neuropathic pain, is also in Phase III, with one pivotal study already completed. Neramexane, in Phase II, is being explored for several CNS indications. Taken all together, we have a remarkable pipeline, particularly for a company our size.

Forest's success in obtaining a continuing pipeline of products is based on the appeal of its drug development and its sales and marketing strengths. Forest does not yet create new molecules, principally because of the cost, the high risk of failure and the long development time involved. But it is also because there is such a large amount of innovative drug discovery and development activity being conducted by foreign companies and by smaller companies whose products are available for partnership with companies with Forest's skills. Some drug discovery companies need a partner to take their invention through regulatory approval

For some products and some companies, we are a uniquely desirable partner because of our record, our size, our flexibility and our rapid decision making process. Our existing partnerships are among our most valuable assets and have several times produced multiple product opportunities.

and then to market it. Some foreign companies with products from early stage to already marketed in their home markets, need a partner to market their product in the United States or, in the case of Sankyo, need a partner to co-market a major product they cannot yet fully market on their own. For some products and some companies, we are a uniquely desirable partner because of our record, our size, our flexibility and our rapid decision making process. Our existing partnerships are among our most valuable assets and have several times produced multiple product opportunities.

Some questions have been raised recently about the productivity of the pharmaceutical industry's research and development. And certainly, like painting in the Renaissance and political genius when our country was founded, there are always peak periods of creative achievement. But granted that each pharmaceutical company has its own individual prospects, as a whole there should be no concern about the research potential of the pharmaceutical industry – if we look at a little longer time frame than the next quarter. Certainly the need for new drugs has not perceptibly diminished. In fact, we know so little, and have accomplished so little, against the total puzzle of human health, and we have touched so few of the targets that control our biological functioning that the opportunities for scientific intervention are barely less than they were when Hippocrates practiced medicine. It is a fiction to think that we have finished the easy ones and now we are slowed down because we have only the harder ones. The early ones were not so easy; what is relatively easier is improving on the breakthrough products. But breakthroughs have always been hard. Decoding the genome will help to identify targets, but help very little in affecting their functions. And the targets illuminated and their interconnections in human functioning reach almost to infinity.

The apparent dearth of productive R&D may lie more in the ambition of research objectives. The very size of the pharmaceutical leviathans require blockbuster blockbusters to make a perceptible difference in their profit and loss, and there are only so many targets that affect so many people so often that a successful drug can have the requisite billions of dollars of potential sales. As the leviathan becomes more bloated it has to feed on whales and it ignores the minnows, and there are far fewer whales. Maybe it is not merging companies that are needed but splitting them up instead as a means to unleash R&D productivity. Every merger results in terminating research on smaller projects, and more effort focused on fewer jackpots.

For us it is really quite different. Because we are so much smaller, we are delighted to market a drug with a $200,000,000 potential provided its developmental and promotional budget is in scale with its potential. For the leviathans, the overhead

to even look at such a drug would consume its potential. And so, although we do not yet do our own discovery research, we are able to license products, often from smaller companies, that do not interest the leviathans. And sometimes precisely because of our size and flexibility we are simply a more desirable partner even when competing with the leviathans. And sometimes if we are clever or fortunate, some of those apparently smaller products turn into very large products. At least five American companies reviewed and rejected Celexa before we acquired the product. And so, because our threshold is not so high, we have a full pipeline of promising drugs, with enough to keep us very busy for several years, and hopefully to assure significant continued growth as we carefully modulate the expenses of achieving growth against the income that growth generates. And all the time, of course, we are actively pursuing additional product opportunities.



Howard Solomon
Chairman and
Chief Executive
Officer

Kenneth E. Goodman
President and
Chief Operating
Officer

We all know that success in any enterprise depends on having capable, dedicated and serious employees who create and move all the little pieces that shape strategies and enable those strategies to be realized. Our executive strategies would be useless, without the thousands of employees with their individual and collective wisdom, who help to create corporate strategies. It is their tenacity and skill and hard, hard work which enable Forest to obtain products, to develop them and to market and sell them. It is therefore to all employees that we owe our success. They have been working harder this past year than ever before and the next year looks at least equally demanding. It is always difficult in a rapidly growing company to have enough help and enough space, but our employees continue nevertheless to do more with less assistance and comfort. As we try our best to augment their support, they continue to be the spark that enables us to move forward and we are all deeply in their debt. Our congratulations and gratitude to all of them.

Sincerely,



Howard Solomon
Chairman and Chief Executive Officer

he human species is the most complex organism to have survived the rigors of natural selection. That survival is not primarily a function of man's physical nature, but is instead dependent upon the highly developed capacity of the human brain for abstract thought – to remember, to rearrange information and to create novel instruments to alter the environment in order to sustain and improve our collective quality of life. The brain is composed of billions of cells called neurons. It is the communication between neurons that allows our body and mind to function. Neurons communicate via the transference of a variety of chemical messengers called neurotransmitters, of which glutamate is one of the most common. Glutamate plays an integral role in neural pathways associated with learning and memory.

Alzheimer's Disease

The central nervous system cannot function without the exchange of neurotransmitters between neurons. Moving between the neurons are electrical signals and messages carried by the calcium ion. This calcium-carried message is delivered to the receiving neuron when the NMDA receptor mediated gate on the surface of the neuron is temporarily opened by the neurotransmitter glutamate. However, if too much glutamate is present, the NMDA receptor gate remains open for too long resulting in an excessive amount of calcium being transferred to the neuron, causing over-stimulation that may eventually lead to neuronal damage and death. Research has shown that excessive glutamate may be one of the underlying causes of Alzheimer's Disease, a debilitating progressive neurodegenerative disease that robs people of their memory and ability to function in normal, daily activities.

Regulating the amount of glutamate impacting on the neuron is key to sustaining the equilibrium between normal processes such as learning and memory and cell damage. Maintaining this equilibrium, to prevent excessive amounts of glutamate, is a delicate balance. NMDA receptor blocking therapies were initially studied for use in the treatment of strokes and traumatic brain injury; however, the early NMDA receptor antagonists bound too tightly to the NMDA receptor interfering with the cell's normal processes. The investigational drug candidate



memantine, being developed in the U.S. by Forest for the treatment of Alzheimer's Disease, is different from these earlier therapies. Memantine has a moderate-affinity for the NMDA receptor and is thought to preserve nerve cell function by selectively blocking the potentially harmful effects of excessive glutamate without disturbing the glutamate transmission contributing to normal cell functioning. A novel treatment with a unique mechanism of action, memantine will be very different compared to existing Alzheimer's Disease treatments and represents a significant advance in glutamate/NMDA science.

One in 10 Americans over the age of 65, and nearly half of those over 85 have Alzheimer's Disease. It is estimated that only 12.6% of the four million Alzheimer's patients in this country are receiving treatment for their condition. Over the course of the past five years, the Alzheimer's treatment market has grown at an average rate of 33%. As the population continues to age, it is anticipated the market will continue to grow 80% over the next 30 years, driving demand for new treatments such as memantine.

Studies have demonstrated the effectiveness of memantine in patients with Alzheimer's Disease. Two studies in particular have focused on memantine's effectiveness in treating people with moderate to severe Alzheimer's Disease. There is a clinical need for therapies that can treat such advanced Alzheimer's Disease, as none of the existing treatments are approved for people who have progressed beyond the mild-to-moderate stages of the disease. Late phase studies are also underway for the use of memantine in the treatment of mild-to-moderate Alzheimer's Disease. Earlier studies suggest that memantine may also offer benefit for the symptomatic treatment of vascular dementia.

Forest Laboratories is investigating memantine's potential in other disorders, including neuropathic pain, which is characterized by chronic pain usually described as "burning", "electric," "tingling" and "shooting." The general term neuropathy characterizes a range of conditions, all resulting from the malfunctioning of the peripheral nervous system, which may also be caused by a glutamate related overstimulation of the peripheral neurons. This condition affects at least 22 million Americans and represents a large potential market, for which existing treatments are not consistently effective.

Forest licensed both memantine and neramexane, also an NMDA receptor antagonist, from the German pharmaceutical research company Merz + Co., and plans to submit a New Drug Application for memantine to the Food and Drug Administration this year for the treatment of Alzheimer's Disease. Memantine has been available in Germany for over a decade, where it is the leading prescription product for dementia. Recently the EMEA (European Medicines Evaluation Agency) recommended approval for memantine, for the treatment of moderately severe to severe Alzheimer's Disease.

Forest Laboratories is conducting further research into glutamate regulation with the Company's other NMDA receptor antagonist, neramexane. Research into this new compound will focus on a range of neurological and psychiatric disorders.



A novel treatment with a unique mechanism of action, memantine will be very different compared to existing Alzheimer's Disease treatments and represents a significant advance in glutamate/NMDA science.

orest's current brands have been the basis for Forest's high growth rate over the past several years. But it is the Company's pipeline that will enable Forest to sustain that growth in years to come. Though the Company does not perform discovery research, Forest can develop compounds from the earliest preclinical stage, and Forest relies on licensing opportunities, principally from Europe, Japan and the biotechnology industry, as the source of pipeline products.

Forest Pipeline

Forest continues to have access to a remarkable range of product opportunities. This past year the Forest Licensing Department evaluated hundreds of new molecules, and several new compounds have been added to the Company's portfolio. Most notably, Forest licensed acamprosate for alcohol dependence from Lipha S.A. of France, a subsidiary of Merck KGaA, and entered a long-term co-promotion with Sankyo Pharma, the American subsidiary of the Japanese company Sankyo Company Ltd., for the angiotensin receptor blocker Benicar (olmesartan). Forest continues to achieve this success in the face of increasing competition for licensing opportunities. As the major pharmaceutical companies have tried to sustain their growth, their discovery laboratories have often been unable to provide the volume of new products they require, particularly because they





Pipeline at a glance

Lexapro
(escitalopram)

Aerospan
(flunisolide HFA)

Acamprosate

Lercanidipine

Oxycodone – Ibuprofen

Memantine
(for Alzheimer's Disease)

Memantine
(for neuropathic pain)

Dexloxiglumide

Neramexane

have become so large that only multi-billion dollar products can enable them to achieve that growth. Nevertheless, Forest remains an ideal and preferred partner for many companies looking to develop and market their products in the United States. Forest is known for its strong scientific and marketing groups that have demonstrated impressive results; for its remarkably productive salesforce that can sell successfully against the largest competitors; and for its experienced senior management that becomes personally involved in the Company's interaction with all its licensors.

While finding opportunities is critical, it is also critical to move products along the development and approval pathway. The great achievement of this year is that Forest has driven its pipeline products forward, so that there are now five products pending at the FDA. Under Dr. Lawrence Olanoff's leadership, the Scientific Affairs Department has grown 24% from 348 people at the end of fiscal 2001 to 432 people at the end of fiscal 2002. At the same time Forest's investment in research and development has increased more than 50% from $105 million in fiscal 2001 to $158 million in fiscal 2002. This commitment to Forest's scientific program has enhanced the Company's abilities at all stages of the drug development process.

Over the next two years, the Company will be able to launch products that expand its franchises in each of its major therapeutic areas. In the CNS field, where Forest has seen such extraordinary growth from Celexa, the Company has received an Approvable Letter for the follow-up compound Lexapro. In the cardiovascular field, where Forest has had many years of experience with Tiazac and has just launched Benicar, the Company can look forward to the launch of lercanidipine. In the respiratory field, where Forest continues to promote the Aerobid® and Aerochamber® line, the Company has received an Approvable Letter for the follow-up product Aerospan®. And in the pain and inflammation field, where Forest has had a presence for many years with Esgic® and Lorcet®, the Company has submitted the NDA for oxycodone-ibuprofen. The fifth product pending at the FDA is acamprosate for the treatment of alcohol dependence.

The following is a short summary of some of the products in Forest's pipeline:

Approvable

Lexapro (escitalopram)

The selective serotonin reuptake inhibitor (SSRI) Celexa (citalopram HBr) has provided relief for millions of patients suffering from depression, and Lexapro (escitalopram oxalate), the single isomer of citalopram, represents a further advance in the treatment of this terrible affliction. Lexapro is significantly more potent than Celexa, and has a favorable tolerability profile. It is the most selective SSRI, with the lowest effective daily dose, and clinical studies indicate early symptomatic relief.

Forest developed Lexapro together with its licensor H. Lundbeck A/S, and filed the NDA in March 2001. The FDA issued an Approvable Letter in January 2002, and the Company is expecting to receive approval in mid-2002, allowing the product to be launched this summer. Forest and Lundbeck are also performing large-scale Phase III studies in generalized anxiety disorder, panic and social phobia, with plans to file supplemental NDA's for all three of these additional indications over the next two years.

Aerospan (flunisolide HFA)

Aerospan is the follow-up to Aerobid, the Company's well established inhaled corticosteroid for the treatment of asthma. Aerospan contains flunisolide hemihydrate, the same active ingredient in Aerobid, and its new non-CFC aerosol formulation represents a significant innovation in the delivery of steroids to the lungs. Aerospan produces an extra-fine particle size that results in greatly increased deposition and distribution of the drug to the entire lung, including the potential to reach the small airways that have been difficult to reach before. Aerospan also contains a built-in spacer that further facilitates delivery of the drug and makes it easier for patients to use.

Forest received an Approvable Letter for Aerospan from the FDA in May 2001, and the Company expects to launch the product in 2003. Forest has an ongoing Phase IV program to further demonstrate the therapeutic advantage of Aerospan's unique delivery system. In addition, Forest is pursuing a registration strategy for once-a-day dosing.



Celexa (citalopram HBr) has provided relief for millions of patients suffering from depression, and Lexapro (escitalopram oxalate), the single isomer of citalopram, represents a further advance in the treatment of this terrible affliction.



NDA Filed

Acamprosate

Acamprosate has been marketed in Europe for almost fifteen years for the treatment of alcohol dependence. But despite the success seen there at helping alcoholics to maintain abstinence, the product is not yet available in the United States. In November 2001, Lipha S.A. licensed to Forest the marketing rights to acamprosate, and Forest looks forward to bringing this novel treatment to millions of Americans, who for many years have had very limited options available to help control their addiction.

The NDA for acamprosate was filed by Lipha in December 2001, and the FDA granted expedited review. In May, the FDA's Advisory Committee agreed that the drug is effective. Forest anticipates FDA approval and launch of this product during 2003.

Lercanidipine

Forest has seen many years of success with the calcium channel blocker (CCB) Tiazac, in the rapidly expanding hypertension market. To follow up on this success, Forest has licensed lercanidipine, a novel CCB, from Recordati S.p.A. in Italy. CCB's account for more than $4 billion in sales annually, and dihydropyridines like lercanidipine are the fastest growing class of CCB. Lercanidipine has been available in European countries for more than four years, with an established record of anti-hypertensive effect and safety in millions of patients. Lercanidipine has competed well in Europe against the other products in the class, in large part because of its favorable side effect profile.

Forest filed an NDA in October 2001, and the Company expects to launch lercanidipine in the first half of 2003. The marketing program will build on Forest's expertise and credibility in the cardiovascular area, where the Company has had great experience with Tiazac and has recently launched, together with Sankyo Pharma, the angiotensin receptor blocker Benicar.

Oxycodone – Ibuprofen

In 1985, Forest first launched Esgic, a butalbital formulation for the treatment of migraine headaches, and in the early 1990's Forest had success with its Lorcet line of hydrocodone preparations for the treatment of moderate to severe pain. Forest's next product in the pain and inflammation area is its formulation of

NDA Filed (cont'd)

oxycodone and ibuprofen, licensed from BTG. This product is a patented combination of oxycodone, a potent narcotic, with ibuprofen, one of the most widely used and widely trusted non-steroidal anti-inflammatory drugs, to be used for treatment of acute moderate to severe pain. The market for narcotic analgesics is very large, with more than 100 million prescriptions written each year, representing more than $2.5 billion in sales.

Forest filed the NDA for oxycodone-ibuprofen in December 2001. The clinical studies included in the NDA demonstrate that the combination product has a rapid onset of pain relief and is statistically and clinically superior to either placebo or the individual analgesic components used alone in the treatment of post-surgical pain.

NDA in Preparation

Memantine (for Alzheimer's Disease)

Memantine is an uncompetitive voltage-dependant moderate-affinity NMDA antagonist that Forest has licensed from Merz + Co. GmbH in Germany. Memantine is currently the leading Alzheimer's product in Germany, and in May 2002 it was unanimously approved by the European Commission for marketing throughout Europe for moderately severe to severe Alzheimer's Disease. In Phase III trials, memantine has demonstrated symptom improvement in dementia of the Alzheimer's type or of vascular origin. Memantine is particularly interesting because it represents an entirely new mechanism for treating this debilitating disease that afflicts more than four million Americans; and none of the other drugs on the market – all of which are acetylcholinesterase inhibitors – is indicated for the treatment of advanced Alzheimer's Disease. Preclinical evidence suggests memantine may also contribute to the slowing of disease progression.

Forest expects to file an NDA for the Alzheimer's indication mid-year 2002. The Company is continuing to perform several large-scale studies in both moderate-to-severe and mild-to-moderate Alzheimer's patients, looking at memantine administered either alone or together with an acetylcholinesterase inhibitor.



In May 2002 memantine was unanimously approved by the European Commission for marketing throughout Europe for moderately severe to severe Alzheimer's Disease.



Phase III

Memantine (for neuropathic pain)

Forest is also evaluating the use of memantine for the treatment of neuropathic pain. This painful and unremitting condition, which is frequently associated with advanced diabetes, represents a very large potential market, for which available treatments are not consistently effective. One successful large scale study for this indication has already been completed, and enrollment in a second Phase III study is underway. Forest expects to file the NDA for this indication in 2004.

Dexloxiglumide

Dexloxiglumide is licensed from Rotta Research Laboratorium S.p.A. in Italy. A large Phase II study showed that dexloxiglumide treatment can provide symptomatic improvement in female patients with constipation predominant irritable bowel syndrome (IBS). Dexloxiglumide represents a novel mode of action for treating IBS: it is a cholecystokinin-1 antagonist which functions by improving large intestine motility, and, unlike the other drugs which have been reviewed by the FDA for the treatment of IBS, dexloxiglumide appears to have no effect on the serotonin system. If confirmed by the Phase III studies currently underway, this product could be indicated for a substantial portion of the 30 million IBS patients in the United States, a sizable patient population that is dramatically under-served by the products currently on the market.

Phase II

Neramexane

To follow up on memantine, Forest has licensed neramexane from Merz + Co. GmbH, the German licensor of memantine. Neramexane is a novel NMDA receptor antagonist, in the same class as memantine, and Forest and Merz are working closely together to investigate its use for a broad range of central nervous system disorders. Phase II studies are currently under way in Europe, and Forest expects to file an IND in the United States in 2002.

Financial Review

Critical Accounting Policies

The following accounting policies are important in understanding the Company's financial condition and results of operations and should be considered as an integral part of any financial review. Refer to Note 1 to the consolidated financial statements, "Summary of significant accounting policies" for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. The Company is subject to risks and uncertainties, which may include, however not be limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

Goodwill and Other Intangible Assets

The Company has made acquisitions in the past that include goodwill, license agreements, product rights and other intangible assets. Through fiscal 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

Effective with fiscal 2002, goodwill was no longer amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangible assets will continue to be amortized over their useful lives and will also be subject to an impairment test based on estimated fair value.

Revenue Recognition

Sales are recorded in the period the merchandise is shipped. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. Certain provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates, which have not been material, are recorded when customer credits are issued or payments made to third parties.

Financial Condition and Liquidity

During fiscal year 2002 net current assets increased by $209,613,000 due to ongoing operations. Increases in cash and marketable securities, accounts receivable, inventories, accounts payable and accrued expenses resulted primarily from increases in sales, particularly Celexa™. Celexa (citalopram HBr), a selective serotonin reuptake inhibitor ("SSRI") for the treatment of depression, is our leading product and continued to show strong growth. The increase in inventory levels is also attributable to the pre-launch stocking of Lexapro™ (escitalopram oxalate), the single isomer of Celexa for depression, which we anticipate launching during the first half of fiscal 2003. During the year, the Company increased its investment in long-term marketable securities in order to receive more favorable rates of return on invested funds.

Property, plant and equipment increased as the result of the continuing expansion of the Company's facilities in order to meet current and future product demands and an expanding workforce. Included was an expansion of the Company's Irish manufacturing facility, the build-out of a recently acquired research and development facility on Long Island, New York and renovations to newly leased office space in New Jersey. Further expansions and acquisitions are likely in order to meet the needs from increased sales and related production, warehousing and distribution, and for products under development.

The change in license agreements, product rights and other intangible assets before amortization, included a marketing agreement with Lipha S.A. for acamprosate (Campral®), a novel drug for the treatment of alcohol dependence, which the Company anticipates launching early in fiscal 2004. Forest also entered into a co-promotion arrangement with Sankyo Pharma Inc. for its angiotensin receptor blocker, Benicar™, which we will launch with Sankyo in the first quarter of fiscal 2003. At that time, the Company will pay $43,960,000 to Sankyo for the co-promotion rights. The Company will co-promote the product for a period of six years and receive a share of the product profits as defined. The Company will continue to receive a reduced residual share of the product profits thereafter. During fiscal 2002,

new competitive products as well as the introduction of a generic equivalent resulted in significantly reduced sales of the Company's product Flumadine®, for treating type A flu. The Company determined that the intangible asset was impaired and wrote off the unamortized balance of $16,375,000. Amortization expense related to the product write-off was included in selling, general and administrative expense in fiscal 2002.

The Company is a party to several license agreements for products currently under development. Forest may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones as defined.

The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2018. Aggregate minimum rentals under noncancelable leases currently total $170,979,000. Refer to Note 8 to the consolidated financial statements, "Commitments."

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products and capital investments.

Results of Operations

Net sales in fiscal 2002 increased by $392,099,000 to $1,566,626,000, a 33% increase from fiscal 2001. Forest's leading product, Celexa, accounted for most of the increase with sales of $1,087,794,000, an increase of $373,435,000 or 52% from last year, of which $21,777,000 was due to higher average net selling prices. Celexa has continued its strong growth in the antidepressant market, which is now considered the largest therapeutic market within the U.S. pharmaceutical industry. As of March 31, 2002 Celexa had captured a 17.0% share of total prescriptions in the SSRI market. Tiazac® sales increased $13,223,000 in fiscal 2002 of which $5,400,000 was due to volume increases and $7,823,000 was due to price. Sales of Aerobid® declined $15,998,000 during fiscal 2002 from a combination of competition in the inhaled steroid market and lower average selling prices realized due to a significant increase in government sales. Sales of Forest's generic and older unpromoted product lines increased by $21,439,000 from fiscal 2001 due principally to price increases. Net sales in fiscal 2001 increased $301,705,000 to $1,174,527,000, a 35% increase from fiscal 2000. Forest's leading product, Celexa, accounted for most of the increase with sales of $714,359,000, an increase of $287,017,000 or 67% from fiscal 2000. As of March 31, 2001, Celexa had captured a 14.2% share of total prescriptions in the SSRI market. Tiazac increased $18,665,000 in fiscal 2001 of which $27,136,000 was due to volume increases, offset by $8,471,000 of net price declines which were principally the result of increases in government sales at a discount. Sales of Infasurf®, Forest's lung surfactant for the prevention and treatment of respiratory distress syndrome in premature infants, which was launched during the third quarter of fiscal 2000, were $12,886,000, an increase of $8,093,000. Sales of Aerobid, which continued to experience competition in the inhaled steroid market, declined $2,146,000 or 3% during fiscal 2001 due to volume declines. Sales of Forest's generic products increased by $9,151,000 from fiscal 2000. The remainder of the net sales change was due principally to volume declines on the Company's older unpromoted product lines.

Increases in other income in fiscal years 2002 and 2001 were the result of higher interest income resulting from increases in funds available for investment. Included in other income for all periods were royalties on sales of Climara®, a transdermal estrogen product, which amounted to $5,899,000, $6,827,000 and $8,976,000 in fiscal years 2002, 2001 and 2000, respectively. Other income in fiscal year 2000 included $3,000,000 from the final installment of the settlement with Pharmacia & Upjohn, Inc. with respect to the Company's claimed option to negotiate for the rights to Detrol®.

Cost of sales as a percentage of sales was 24% in fiscal years 2002 and 2001 as compared to 25% in fiscal year 2000. The improvement was the result of an increase in overall plant utilization and of product mix as Celexa, with a lower cost of goods, comprised a larger portion of total sales.

Selling, general and administrative expenses increased by $86,129,000 in fiscal 2002 and $60,751,000 in fiscal 2001. In both periods, the majority of the increase was the result of salesforce expansions. Prior to the April 30, 2000 termination of our arrangement with the Warner-Lambert Company to co-promote Celexa, we increased our salesforce by almost 70%, from 850 representatives and managers to 1,425 persons. Early in fiscal 2002, Forest added 75 representatives to the salesforce to better serve our hospital and government business. In anticipation of several

planned product launches, we began another expansion of approximately 600 representatives and managers in the third quarter of fiscal 2002. Forest expects to complete this expansion during the first quarter of fiscal 2003, which will facilitate the launches of Lexapro and Benicar. At that time, the Company's salesforce will number approximately 2,100 representatives and managers.

The increases in research and development expense during each of the years presented were due primarily to costs associated with ongoing clinical trials and from staff increases and associated costs required to support currently marketed products and products in various stages of development. During the current fiscal year, particular emphasis was placed on the start-up of clinical trials for several of the Company's recently licensed products, including memantine and dexloxiglumide. Memantine is being developed for the treatment of Alzheimer's Disease and neuropathic pain and the Company hopes to file an NDA for that product for Alzheimer's Disease in fiscal 2003. Dexloxiglumide, for the treatment of constipation-prone irritable bowel syndrome, is currently in Phase III clinical testing. Spending also continued for ongoing trials for Lexapro, for which Forest received an Approvable Letter from the FDA on January 23, 2002 and expects to launch in the first half of fiscal 2003. Other products currently in our pipeline for which clinical studies are being conducted include: neramexane, an NMDA receptor antagonist, which is currently in Phase II clinical trials and is being tested for various CNS disorders; Aerospan®, for asthma which is currently under final review with the FDA; and lercanidipine for the treatment of hypertension, for which an NDA was filed in October 2001. Forest hopes to launch both Aerospan and lercanidipine in early fiscal 2004. As a result of the growing pipeline of products, the Company anticipates further increases in research and development for next year and beyond. During fiscal 2002, Forest terminated development programs for ALX-0646 for migraine headaches and ML3000 for osteoarthritis as a result of product development or efficacy problems encountered in the drug development process.

The effective income tax rate was 28% for the current year, unchanged from the previous fiscal years presented. Forest expects the proportion of income recognized by its Irish subsidiary, which is both the licensee and manufacturer of Celexa and several other products under development, to increase next year. Because of tax incentives in Ireland, the Company expects its overall effective tax rate to decline in the future.

The Company expects to continue its profitability into fiscal 2003 with continued growth in its principal promoted products.

Inflation has not had a material effect on the Company's operations for the periods presented.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this annual report contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, operations of the Company may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because the Company had no debt and only minimal foreign currency transactions, there was no material impact on earnings of fluctuations in interest and currency exchange rates.

Selected Financial Data

March 31, (In thousands)	2002	2001	2000	1999	1998
Financial Position:					
Current Assets	$1,195,112	$ 884,149	$ 676,472	$527,061	$396,774
Current Liabilities	324,968	223,618	242,329	154,660	155,016
Net Current Assets	870,144	660,531	434,143	372,401	241,758
Total Assets	1,951,873	1,446,930	1,128,881	899,797	769,450
Total Shareholders' Equity	1,625,089	1,222,114	884,690	743,512	614,161

Years Ended March 31, (In thousands, except per share data)	2002	2001	2000	1999	1998
Summary of Operations:					
Net Sales	$1,566,626	$1,174,527	$872,822	$546,266	$427,086
Other Income	35,198	30,647	26,479	77,722	47,618
Costs and Expenses	1,131,646	906,447	741,854	513,185	419,932
Income Before Income Tax Expense	470,178	298,727	157,447	110,803	54,772
Income Tax Expense	132,224	83,631	44,759	33,630	18,075
Net Income	337,954	215,096	112,688	77,173	36,697
Net Income Per Share:					
Basic	$1.90	$1.23	$0.67	$0.47	$0.23
Diluted	$1.82	$1.18	$0.64	$0.45	$0.22
Weighted Average Number of Common and Common Equivalent Shares Outstanding (Note A):					
Basic	177,695	174,528	167,566	162,890	161,812
Diluted	185,242	182,984	175,890	171,912	166,850

No dividends were paid on common shares in any period.

A. Basic net income per share was computed by dividing net income by the weighted average number of common shares outstanding during each year. Diluted net income per share includes the potential dilution that could occur if dilutive options and warrants outstanding were included in the weighted average number of common shares outstanding for the period.

Consolidated Balance Sheets

March 31, 2002 and 2001

Assets (In thousands)	**2002**	**2001**
Current assets:		
Cash (including cash equivalent investments of $441,399 in 2002 and $378,955 in 2001)	$ 459,861	$ 379,549
Marketable securities	151,660	25,724
Accounts receivable, less allowance for doubtful accounts of $13,641 in 2002 and $11,123 in 2001	116,290	115,591
Inventories, net	348,215	263,957
Deferred income taxes	90,710	64,357
Refundable income taxes	12,733	25,024
Other current assets	15,643	9,947
Total current assets	1,195,112	884,149
Marketable securities	281,347	100,451
Property, plant and equipment:		
Land and buildings	123,949	109,547
Machinery and equipment	88,372	71,671
Vehicles and other	13,732	11,235
	226,053	192,453
Less accumulated depreciation	67,014	55,544
	159,039	136,909
Other assets:		
Goodwill, net	14,965	14,965
License agreements, product rights and other intangible assets, net	265,314	274,587
Deferred income taxes	16,364	11,210
Other	19,732	24,659
	316,375	325,421
	$ 1,951,873	$1,446,930

Liabilities and Shareholders' Equity (In thousands, except for par values)		
Current liabilities:		
Accounts payable	$ 79,396	$ 41,921
Accrued expenses	164,250	139,138
Income taxes payable	81,322	42,559
Total current liabilities	324,968	223,618
Deferred income taxes	1,816	1,198
Commitments and contingencies		
Shareholders' equity:		
Series A junior participating preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 500,000; issued 214,753 shares in 2002 and 212,052 shares in 2001	21,475	21,205
Capital in excess of par	618,674	546,649
Retained earnings	1,298,072	960,118
Accumulated other comprehensive loss	(23,290)	(19,573)
	1,914,931	1,508,399
Less common stock in treasury, at cost (35,497 shares in 2002 and 35,451 shares in 2001)	289,842	286,285
	1,625,089	1,222,114
	$ 1,951,873	$1,446,930

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended March 31, 2002, 2001 and 2000

(In thousands, except per share data)	2002	2001	2000
Net sales	$1,566,626	$1,174,527	$872,822
Other income	35,198	30,647	26,479
	1,601,824	1,205,174	899,301
Costs and expenses:			
Cost of sales	371,061	284,079	215,651
Selling, general and administrative	602,791	516,662	455,911
Research and development	157,794	105,706	70,292
	1,131,646	906,447	741,854
Income before income tax expense	470,178	298,727	157,447
Income tax expense	132,224	83,631	44,759
Net income	$ 337,954	$ 215,096	$112,688
Earnings per common and common equivalent share:			
Basic	$1.90	$1.23	$0.67
Diluted	$1.82	$1.18	$0.64
Weighted average number of common and common equivalent shares outstanding:			
Basic	177,695	174,528	167,566
Diluted	185,242	182,984	175,890

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended March 31, 2002, 2001 and 2000

(In thousands)	2002	2001	2000
Net income	$337,954	$215,096	$112,688
Other comprehensive loss, net of tax:			
Foreign currency translation losses	(424)	(6,620)	(6,770)
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period (available-for-sale)	(3,293)	1,359	(367)
Other comprehensive loss	(3,717)	(5,261)	(7,137)
Comprehensive income	$334,237	$209,835	$105,551

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years Ended March 31, 2002, 2001 and 2000

(In thousands)	Common stock Shares	Common stock Amount	Capital in excess of par	Retained earnings	Accumulated other comprehensive loss	Treasury stock Shares	Treasury stock Amount
Balance, April 1, 1999	201,708	$20,171	$380,665	$ 632,334	($ 7,175)	35,366	$282,482
Shares issued upon exercise of stock options and warrants	3,020	302	20,085				
Treasury stock acquired from employees upon exercise of stock options						40	1,092
Tax benefit related to stock options exercised by employees			16,331				
Other comprehensive loss					(7,137)		
Net income				112,688			
Balance, March 31, 2000	204,728	20,473	417,081	745,022	(14,312)	35,406	283,574
Shares issued upon exercise of stock options and warrants	7,324	732	51,879				
Treasury stock acquired from employees upon exercise of stock options						45	2,711
Tax benefit related to stock options exercised by employees			77,689				
Other comprehensive loss					(5,261)		
Net income				215,096			
Balance, March 31, 2001	212,052	21,205	546,649	960,118	(19,573)	35,451	286,285
Shares issued upon exercise of stock options	2,701	270	34,482				
Treasury stock acquired from employees upon exercise of stock options						46	3,557
Tax benefit related to stock options exercised by employees			37,543				
Other comprehensive loss					(3,717)		
Net income				337,954			
Balance, March 31, 2002	214,753	$21,475	$618,674	$1,298,072	($23,290)	35,497	$289,842

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended March 31, 2002, 2001 and 2000

(In thousands)	2002	2001	2000
Cash flows from operating activities:			
Net income	$337,954	$215,096	$112,688
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	14,320	10,623	8,231
Amortization	40,308	32,663	32,413
Deferred income tax benefit	(21,534)	(9,512)	(8,837)
Foreign currency translation gain	(667)	(55)	(1,202)
Tax benefit realized from the exercise			
of stock options by employees	28,188	79,973	23,681
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(699)	(23,782)	(9,815)
Inventories, net	(84,258)	(86,159)	(45,123)
Refundable income taxes	12,291	(13,703)	1,090
Other current assets	(5,696)	(1,590)	(2,183)
Increase (decrease) in:			
Accounts payable	37,475	(30,055)	5,303
Accrued expenses	25,112	13,376	62,948
Income taxes payable	38,763	(2,032)	19,418
Decrease (increase) in other assets	4,927	(4,587)	(2,387)
Net cash provided by operating activities	426,484	180,256	196,225
Cash flows from investing activities:			
Purchase of property, plant and equipment, net	(36,446)	(30,872)	(35,322)
Purchase of marketable securities:			
Available-for-sale	(680,467)	(113,672)	(15,997)
Redemption of marketable securities:			
Available-for-sale	373,635	40,136	41,354
Purchase of license agreements, product rights			
and other intangible assets	(31,045)	(44,030)	(100,231)
Net cash used in investing activities	(374,323)	(148,438)	(110,196)
Cash flows from financing activities:			
Net proceeds from common stock options			
exercised by employees under stock option plans	31,195	49,900	19,296
Effect of exchange rate changes on cash	(3,044)	(4,769)	(3,693)
Increase in cash and cash equivalents	80,312	76,949	101,632
Cash and cash equivalents, beginning of year	379,549	302,600	200,968
Cash and cash equivalents, end of year	$459,861	$379,549	$302,600

Supplemental disclosures of cash flow information: (In thousands)	2002	2001	2000
Cash paid during the year for:			
Income taxes	$74,977	$29,212	$9,910

See accompanying notes to consolidated financial statements.

Note 1. Summary of significant accounting policies:

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. (the "Company") and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Foreign currency translation: An Irish subsidiary of the Company reports its financial position and results of operations in the reporting currency of the Company. The financial position and results of operations of the Company's other foreign subsidiaries, which are in aggregate immaterial, are determined using the respective local currency.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments (primarily municipal bonds with interest rates that are re-set monthly) which are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Marketable securities: Marketable securities are stated at fair value or historical cost in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and consist of investments in municipal bonds maturing through 2004.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets primarily by the straight-line method.

Intangible assets: In April 2001, the Company adopted Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. It also requires, upon adoption of SFAS 142, that the Company reclassify if necessary, the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. The Company has determined that the classification and useful lives utilized for its other intangible assets, which consist primarily of license and product rights agreements are appropriate (refer to Note 6). SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. The Company's goodwill relates to prior acquisitions, which operations have been integrated into the Company. Goodwill is tested at the end of the fiscal year. No impairment in the recorded goodwill was identified as of March 31, 2002.

The Company's previous business combinations were accounted for using both the pooling-of-interests and purchase methods. At March 31, 2001, the net carrying amount of goodwill from prior purchase transactions was $14,965,000, which was being amortized by $626,000 each year. Annual amortization of this amount ceased effective April 1, 2001.

Revenue recognition: Sales are recorded in the period the merchandise is shipped. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. Certain provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates, which have not been material, are recorded when customer credits are issued or payments made to third parties.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expenses and are not material.

Research and development: Expenditures for research and development, including licensing fees of early-stage development products, are charged to expense as incurred.

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $11,000,000, $8,200,000 and $6,800,000 for fiscal years 2002, 2001 and 2000, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. The two-for-one stock split

Note 1. Summary of significant accounting policies:
(cont'd)

effected as a 100% stock dividend in December 2000 has been reflected retroactively for all outstanding common stock and stock options.

Accumulated other comprehensive loss: Other comprehensive loss refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Accumulated other comprehensive loss is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately ($20,726,000) and ($20,302,000), and ($2,564,000) and $729,000 at March 31, 2002 and March 31, 2001, respectively.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Stock-based compensation: The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The Company has never granted options below market price on the date of grant.

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the short maturity of these items.

Recent accounting standards: In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of impairment, but amends the accounting and reporting standards for segments of a business to be disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of SFAS 144 generally are to be applied prospectively. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial position or results of operations.

Note 2. Earnings per share:

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

(In thousands)	2002	2001	2000
Basic	177,695	174,528	167,566
Effect of assumed conversion of employee stock options and warrants	7,547	8,456	8,324
Diluted	185,242	182,984	175,890

Options and warrants to purchase approximately 2,295,800, 2,407,400 and 63,000 shares of common stock at exercise prices ranging from $33.38 to $82.97 per share were outstanding during a portion of fiscal 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options and warrants expire through 2010.

Note 3. Business operations:

The Company and its subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical and other pharmaceutical products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2002, 2001 and 2000, are from the Company's or one of its subsidiaries' country of origin, as follows:

(In thousands)	2002		2001		2000	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$1,531,100	$347,026	$1,138,156	$365,619	$836,191	$365,206
Ireland	6,019	108,517	6,003	82,090	5,475	46,577
United Kingdom	29,507	3,507	30,368	4,253	31,156	4,045
	$1,566,626	$459,050	$1,174,527	$451,962	$872,822	$415,828

For the years ended March 31, 2002, 2001 and 2000, McKesson Drug Company, Cardinal Distributors, Inc., and AmeriSourceBergen Corporation accounted for 23%, 19% and 23%, 22%, 17% and 23%, and 19%, 13% and 26%, respectively, of the Company's net sales.

Sales of Celexa™, a selective serotonin reuptake inhibitor ("SSRI") for the treatment of depression, launched in September 1998, accounted for 69%, 61% and 49% of the Company's net sales for the years ended March 31, 2002, 2001 and 2000, respectively.

Note 4. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

March 31, (In thousands)	2002	2001
Raw materials	$186,646	$135,844
Work in process	14,480	11,709
Finished goods	147,089	116,404
	$348,215	$263,957

Note 5. Marketable securities:

The composition of the investment portfolio at March 31 was:

(In thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Market value
2002				
Available-for-sale:				
State and local obligations	$435,571		($2,564)	$433,007
2001				
Available-for-sale:				
State and local obligations	$123,446	$729		$124,175
Held-to-maturity:				
Foreign government obligations	2,000	6		2,006
	$125,446	$735		$126,181

Note 5. Marketable securities: *(cont'd)*

The contractual maturities of debt securities at March 31, 2002, regardless of their balance sheet classification, consist of the following:

(In thousands)	Amortized cost	Fair value
Available-for-sale:		
Less than one year	$152,291	$151,660
One to two years	283,280	281,347
	$435,571	$433,007

The net unrealized holding losses from available-for-sale securities of approximately $2,564,000, and $630,000 at March 31, 2002 and 2000, respectively, as well as the net unrealized holding gains from available-for-sale securities of approximately $729,000 at March 31, 2001 are included in Shareholders' equity: Accumulated other comprehensive loss.

Note 6. Intangible assets:

License agreements, product rights and other intangible assets consist of the following:

	March 31, 2002			March 31, 2001	
(In thousands, except for amortization periods which are stated in years)	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
License agreements	15	$198,709	$ 48,081	$186,022	$ 44,092
Product rights	16	32,226	11,951	42,191	17,705
Buy-out of royalty agreements	9	95,061	28,262	95,061	16,912
Trade names	34	34,190	12,713	34,190	11,583
Non-compete agreements	9	22,987	20,833	22,987	19,602
Other	2	8,847	4,866	8,847	4,817
Total	14	$392,020	$126,706	$389,298	$114,711

Amortization of license agreements, product rights and other intangible assets for fiscal years ended 2002, 2001 and 2000 amounted to approximately $40,308,000, $32,037,000 and $31,787,000, respectively. The annual amortization expense expected for fiscal years 2003 through 2007 is $22,790,000, $20,610,000, $19,060,000, $19,060,000 and $19,040,000, respectively.

During fiscal 2002, new competitive products as well as the introduction of a generic equivalent resulted in significantly reduced sales of the Company's product Flumadine®, for treating type A flu. The Company determined that the intangible asset was impaired and wrote off the unamortized balance of $16,375,000.

License agreements: In October 2001, the Company entered into a licensing agreement with Lipha S.A., a subsidiary of Merck KGaA, for the product acamprosate for the treatment of alcohol dependence. The cost incurred upon signing this agreement will be amortized, using the straight-line method, over the estimated life of the product upon launch.

Marketing agreements: In December 2001, the Company signed a marketing agreement with Sankyo Pharma Inc. to co-promote Benicar™ for the treatment of hypertension. The Company will co-promote the product for a period of six years and receive a share of the product profits during that period as defined. The Company will receive a reduced share of the product profits thereafter. Benicar will be commercially launched in the first quarter of fiscal 2003, at which time the Company will pay Sankyo $43,960,000. The costs incurred for Benicar will be included in intangible assets and will be amortized in the future based on estimated revenues.

Note 7. Accrued expenses:

Accrued expenses consist of the following:

March 31, (In thousands)	2002	2001
Employee compensation and other benefits	$ 45,498	$ 35,070
Rebates	73,237	60,859
Clinical research and development costs	23,408	27,341
Other	22,107	15,868
	$164,250	$139,138

Note 8. Commitments:

Leases: The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2018. Rent expense approximated $18,802,000, $15,034,000 and $9,797,000 for fiscal years ended March 31, 2002, 2001 and 2000, respectively. Aggregate minimum rentals under noncancelable leases are as follows:

Year ending March 31, (In thousands)	
2003	$ 25,370
2004	21,743
2005	17,700
2006	11,698
2007	11,490
Thereafter	82,978
	$170,979

Royalty agreements: The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales as defined. For fiscal years ended March 31, 2002, 2001 and 2000, royalties amounted to $19,938,000, $19,977,000 and $17,039,000, respectively.

License agreements: The Company has entered into several license agreements for products currently under development. The Company may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones as defined.

Note 9. Shareholders' equity:

Preferred stock purchase rights: On September 30, 1994, the Company's Board of Directors declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock, par value $.10 per share. Each Right will entitle the holder to buy one quarter of one-hundredth of a share of authorized Series A Junior Participating Preferred Stock, par value $1.00 per share ("Series A Preferred Stock") at an exercise price of $250 per Right, subject to adjustment. Prior to becoming exercisable, the Rights are evidenced by the certificates representing the common stock and may not be traded apart from the common stock. The Rights become exercisable on the tenth day after public announcements that a person or group has acquired, or obtained the right to acquire, 20% or more of the Company's outstanding common stock, or an announcement of a tender offer that would result in a beneficial ownership by a person or group of 20% or more of the Company's common stock.

If, after the Rights become exercisable, the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earning power, or if an acquirer engages in certain self-dealing transactions, each Right (except for those held by the acquirer) will entitle its holder to buy a number of shares of the Company's Series A Preferred Stock or, in certain circumstances, a number of shares of the acquiring company's common stock, in either case having a value equal to two-and-one-half times the exercise price of the Right. The Rights may be redeemed by the Company at any time up to ten days after a person or group acquires 20% or more of the Company's common stock at a redemption price of $.001 per Right. The Rights will expire on September 30, 2004.

The Company has reserved 900,000 shares of Series A Preferred Stock for the exercise of the Rights.

Stock options: The Company has various Employee Stock Option Plans whereby options to purchase an aggregate of 26,000,000 shares of common stock have been or remain to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. Both incentive and non-qualified options may be issued under the plans. The options are exercisable up to the tenth anniversary of the date of issuance.

SFAS No. 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of zero for all three years; expected volatility of 27.62% in fiscal 2002, 43.59% in fiscal 2001 and 38.25% in fiscal 2000; risk-free interest rates of 5.4% in fiscal 2002, between 4.9% and 6.5% in fiscal 2001 and 6% in fiscal 2000; and expected lives of 5 to 10 years for all three years.

Note 9. Shareholders' equity: (cont'd)

Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data)	2002	2001	2000
Net income:			
As reported	$337,954	$215,096	$112,688
Pro forma	272,295	169,815	89,836
Net income per common share:			
Basic:			
As reported	$1.90	$1.23	$0.67
Pro forma	1.53	0.97	0.54
Diluted:			
As reported	$1.82	$1.18	$0.64
Pro forma	1.47	0.93	0.51

The following table summarizes information about stock options outstanding at March 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at 3/31/02	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 3/31/02	Weighted average exercise price
$ 7.42 to $30.00	9,577,193	3.9	$16.92	6,839,577	$15.44
30.01 to 60.00	2,020,704	4.0	44.81	222,769	44.60
60.01 to 82.97	4,737,970	7.1	72.00	2,115,325	69.18
	16,335,867	4.8	$36.35	9,177,671	$28.53

Transactions under the stock option plans and individual non-qualified options not under the plans are summarized as follows:

	Shares	Weighted average exercise price
Shares under option at March 31, 1999 (at $5.42 to $24.18 per share)	19,190,840	$10.08
Granted (at $24.58 to $33.38 per share)	3,311,700	26.08
Exercised (at $5.42 to $24.18 per share)	(2,662,356)	7.82
Cancelled	(456,330)	14.59
Shares under option at March 31, 2000 (at $6.06 to $33.38 per share)	19,383,854	13.02
Granted (at $42.17 to $66.91 per share)	4,659,750	56.40
Exercised (at $6.06 to $33.38 per share)	(6,840,706)	7.63
Cancelled	(216,260)	30.12
Shares under option at March 31, 2001 (at $7.42 to $66.91 per share)	16,986,638	26.87
Granted (at $62.85 to $82.97 per share)	2,442,050	76.96
Exercised (at $7.42 to $66.91 per share)	(2,701,361)	12.87
Cancelled	(391,460)	42.17
Shares under option at March 31, 2002 (at $7.42 to $82.97 per share)	16,335,867	$36.35
Options exercisable at March 31:		
2000	10,443,796	$ 9.29
2001	6,816,828	$14.94
2002	9,177,671	$28.53
Weighted average fair value of options granted during:		
2000	$14.27	
2001	$31.60	
2002	$30.64	

Note 9. Shareholders' equity: *(cont'd)*

At March 31, 2002, 2001 and 2000, 5,726,022, 7,817,532 and 4,256,400 shares, respectively, were available for grant.

In connection with the acquisition of product rights in fiscal 1995, the Company issued 1,120,000 warrants, which expire on July 7, 2004, at an exercise price of $11.43 per share, which was equal to the then fair market value of the Company's common stock. As of March 31, 2002, 65,728 warrants remain outstanding.

Note 10. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation has ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "In re Brand Name Prescription Drugs Antitrust Litigation."

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in favor of the Company.

Following the Seventh Circuit's affirmance of the directed verdict in favor of the Company, the Company has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company, together with other manufacturers, remains a defendant in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings have been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims.

The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

Note 11. Other income:

Other income consists of the following:

Years ended March 31, (In thousands)	2002	2001	2000
Interest and dividends	$27,464	$22,067	$12,473
Contract revenue	5,899	6,827	8,976
Other income	1,835	1,753	5,030
	$35,198	$30,647	$26,479

The Company recorded $5,899,000, $6,827,000 and $8,976,000 in fiscal years 2002, 2001 and 2000, respectively, for Climara® contract revenue. The Company also recorded other income of $3,000,000 in fiscal 2000 from the final installment of the settlement with Pharmacia & Upjohn, Inc. with respect to the Company's claimed option to negotiate for the rights to Detrol®.

Note 12. Income taxes:

The Company and its U.S. subsidiaries file a consolidated federal income tax return.

Income before income tax expense includes income from foreign operations of $122,660,000, $111,891,000 and $67,827,000 for the years ended March 31, 2002, 2001 and 2000, respectively.

Note 12. Income taxes: (cont'd)

The provision for income taxes consists of the following:

Years ended March 31, (In thousands)	2002	2001	2000
Current:			
U.S. federal	$101,393	($ 1,017)	$19,566
State and local	10,000	2,670	4,087
Foreign	14,177	11,517	6,262
	125,570	13,170	29,915
Deferred:			
Domestic	(22,152)	(8,848)	(8,949)
Foreign	618	(664)	112
	(21,534)	(9,512)	(8,837)
Charge in lieu of income taxes, relating to the tax effect of stock option tax deduction	28,188	79,973	23,681
	$132,224	$83,631	$44,759

No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries of approximately $441,558,000 at March 31, 2002 as the Company intends to indefinitely reinvest such earnings.

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31, (percentage of income before income tax expense)	2002	2001	2000
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations (principally Ireland)	(6.0)	(7.8)	(6.4)
State and local taxes, less federal tax benefit	1.3	1.2	1.6
Permanent differences and other	(2.2)	(0.4)	(1.8)
	28.1%	28.0%	28.4%

The Company's effective tax rate is lower than the statutory rate principally as a result of the operations of the Company's Irish subsidiary which operates under tax incentives that currently expire in 2010. The Company's Irish subsidiary is the licensee and manufacturer of Celexa and several other products under development. The Irish subsidiary shares in the income and expense of those products pursuant to Section 482 and other related regulations of the U.S. tax code which are subject to Internal Revenue ("IRS") review.

The IRS has completed and closed its audits of the Company's tax returns through fiscal 1995.

Net deferred income taxes consist of the following:

March 31, (In thousands)	2002	2001
Inventory valuation	$ 14,402	$10,129
Receivable reserves and other allowances	56,979	45,807
Depreciation	(2,609)	(2,730)
Amortization	8,231	2,143
Tax credits and other carryforwards	264	264
Accrued liabilities	7,415	6,084
Expenses deferred for tax purposes	6,757	7,595
Employee stock option tax benefits	15,137	6,269
Other	(1,318)	(1,192)
	$105,258	$74,369

Note 13. Quarterly financial data (unaudited):

(In thousands, except per share data)

2002	Net sales	Gross profit	Net income	Diluted earnings per share
First quarter	$350,508	$267,316	$74,046	$0.40
Second quarter	376,267	287,274	79,960	0.43
Third quarter	403,100	307,452	87,395	0.47
Fourth quarter	436,751	333,523	96,553	0.52
2001				
First quarter	$259,227	$195,286	$28,258	$0.16
Second quarter	280,963	211,032	51,738	0.28
Third quarter	310,086	236,231	65,913	0.36
Fourth quarter	324,251	247,899	69,187	0.38

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
April 19, 2002

BDO SEIDMAN, LLP

Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2002 is available to shareholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

Annual Meeting

The fiscal 2002 annual meeting of shareholders of Forest Laboratories, Inc. will be held in New York City at 270 Park Avenue, 11th floor, on Thursday August 8, 2002 at 10:00 a.m.

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The following table shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April – June 2000	51.625	37.375
July – September 2000	60.344	40.000
October – December 2000	70.656	53.938
January – March 2001	72.120	55.656
April – June 2001	78.280	53.500
July – September 2001	82.250	63.750
October – December 2001	83.190	65.760
January – March 2002	85.000	76.150

As of June 5, 2002 there were 1,875 stockholders of record of the Company's common stock.

Forest Laboratories, Inc.

Officers

Corporate

Howard Solomon
Chairman & Chief Executive Officer

Kenneth E. Goodman
President & Chief Operating Officer

Lawrence S. Olanoff, M.D., Ph.D.
Executive Vice President – Scientific Affairs

Elaine Hochberg
Senior Vice President – Marketing

Raymond Stafford
Executive Vice President – Global Marketing

John A. DiBella
Vice President – Controller

John E. Eggers
Vice President – Finance & Chief Financial Officer

Ivan Gergel, M.D.
Vice President – Clinical Development & Medical Affairs

Shankar Hariharan, Ph.D.
Vice President – Pharmaceutical Research & Development

Bernard J. McGovern
Vice President – Human Resources

Richard S. Overton
Vice President – Operations & Facilities

Mary E. Prehn
Vice President – Licensing & Corporate Development

Charles E. Triano
Vice President – Investor Relations

William J. Candee III
Secretary

Subsidiary

Michael F. Baker
Executive Vice President – Trade Sales & Development
Forest Pharmaceuticals

William B. Sparks
Executive Vice President
Forest Pharmaceuticals

Gerard J. Azzari
Vice President – Sales
Forest Pharmaceuticals

Mark A. Devlin
Vice President – Sales
Forest Pharmaceuticals

C. Douglas Glidewell
Vice President – Finance
Forest Pharmaceuticals

Terrill J. Howell
Vice President – Manufacturing
Forest Pharmaceuticals

Raymond Stafford
Chief Executive Officer
Forest Laboratories Europe

Directors

William J. Candee III
Of Counsel, Rivkin, Radler & Kremer (Attorneys at Law)

George S. Cohan
President – The Cohan Company (Consultants)

Dan L. Goldwasser
Partner – Vedder, Price, Kaufman & Kammholz (Attorneys at Law)

Kenneth E. Goodman

Lester B. Salans, M.D.
Clinical Professor, Mount Sinai Hospital & Industry Consultant

Phillip M. Satow
Independent Consultant

Howard Solomon

Auditors

BDO Seidman, LLP
New York, New York

Transfer Agent

Address shareholder inquiries to:
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
T: 1.800.313.9450

Printed in USA. Designed by Silver Communications Inc., New York City

Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022-4731